                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              OMEGA WORLDWIDE INC.
                     ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                ----------------------------------------------
                         (Title of Class of Securities)

                                    68210B108
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

 Ashbourne Consolidated                                    Michael E. Stansbury
 Group Ltd.                                                Perkins Coie LLP
 79 High Street                                            1201 Third Avenue, 40th Floor
 Eton, Slough                    with a copy to:           Seattle, Washington  98101
 United Kingdom  SL4 6AF                                   (206) 583-8888
 44-1753 869 777


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 1, 2002
         -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D
===============================================================================
CUSIP NO.    68210B108                                     Page 2 of 5 Pages
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON
 1    Ashbourne Consolidated Group Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,074,412
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,074,412
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,074,412
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    8.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    CO
------------------------------------------------------------------------------

Item 1. Security and Issuer.

        No amendment.

Item 2. Identity and Background.

        No amendment.

Item 3. Source and Amount of Funds or Other Consideration.

        No amendment.

Item 4. Purpose of Transaction

        Ashbourne has acquired and holds shares of Common Stock of the Company for general investment purposes. Except as described below in Item 6, Ashbourne has no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of Omega Worldwide Inc

        (a) Ashbourne beneficially owns a total of 1,074,412 shares of Common Stock of the Company. Based on 12,354,553 shares of Common Stock outstanding as of March 31, 2002, as reported on the Company's Form 10Q Report for such quarter end, Ashbourne beneficially owns 8.7% of the Company's outstanding Common Stock.

        (b) Subject to the Tender Agreement (as defined herein) and as described below in Item 6, Ashbourne has sole power to vote and dispose of the shares of Common Stock.

        (c) None, except as described below in Item 6.

        (d) Not Applicable.

        (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Omega Worldwide Inc

        The Company entered into an Agreement and Plan of Merger, dated as of August 1, 2002 (the "Merger Agreement"), with Four Seasons Health Care Limited (the "Parent"), a private limited company organized under the laws of England and Wales, and Delta I Acquisition, Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of the Parent pursuant to which the Purchaser has agreed to commence a tender offer (the "Offer") for any and all of the issued and outstanding shares of Common Stock for a cash price of $3.32. The Merger Agreement provides that following consummation of the Offer and subject to certain other terms and conditions in the Merger Agreement and in accordance with Delaware law, the Purchaser will be merged (the "Merger") with and into the Issuer and the shares of Common Stock that are not acquired in the Merger will be converted into the right to receive $3.32 per share in cash.

        In connection with the execution of the Merger Agreement, Ashbourne entered into a Tender and Option Agreement and Irrevocable Proxy, dated as of August 1, 2002 (the "Tender Agreement"), with the Parent, the Purchaser and the Company. A copy of the Tender Agreement is attached as Exhibit A hereto and is incorporated herein by reference. The following summary of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement.

        Pursuant to the Tender Agreement, so long as the Merger Agreement has not been terminated in accordance with its terms, Ashbourne agreed to (i) tender validly pursuant to the Offer (and not thereafter to withdraw) all shares of the Common Stock owned by Ashbourne pursuant to and in accordance with the terms of the Offer, (ii) vote in favor of the Merger and the terms of the Merger Agreement and against any action that would result in a breach of the Merger Agreement or an extraordinary corporate transaction other than the Merger, (iii) grant to the Parent and Purchaser a proxy to vote or act by written consent with respect to Ashbourne's shares of Common Stock, and (iv) grant the Parent and Purchaser an irrevocable option to purchase Ashbourne's shares of Common Stock in the event either (A) the Merger Agreement is terminated or (B) Ashbourne fails to tender its shares of Common Stock in accordance with the Tender Agreement.

        In connection with the Tender Agreement, Ashbourne has made certain customary representations, warranties and covenants, including with respect to
(i) ownership of its shares of Common Stock, (ii) Ashbourne's capacity and corporate authority to execute and deliver the Tender Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby,
(iii) the ability of Ashbourne to enter into the Tender Agreement without consent or approval of any other parties and without violating other agreements to which Ashbourne is a party, (iv) the absence of liens and encumbrances on and in respect of Ashbourne's shares of Common Stock and (v) certain restrictions on the transfer of Ashbourne's shares of Common Stock.

        Other than as described herein, there are no contracts, arrangements or understandings between Ashbourne and any other Person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits

        Exhibit A - Tender and Option Agreement and Irrevocable Proxy dated as of August 1, 2002 by and among Four Seasons Health Care Limited, Delta I Acquisition, Inc., Omega Worldwide, Inc. and Ashbourne Consolidated Group Ltd.

                                   SIGNATURES

                                        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                         Dated:  August 14, 2002

                                         ASHBOURNE CONSOLIDATED GROUP LTD.


                                         By:  /s/ Warren McInteer
                                             -----------------------------------
                                              Warren McInteer, Finance Director

                                    EXHIBIT A TO AMENDMENT NO. 1 TO SCHEDULE 13D

================================================================================


                           TENDER AND OPTION AGREEMENT

                              AND IRREVOCABLE PROXY

                                  BY AND AMONG

                        FOUR SEASONS HEALTH CARE LIMITED,


                           DELTA I ACQUISITION, INC.,


                              OMEGA WORLDWIDE, INC.

                                       AND

                        ASHBOURNE CONSOLIDATED GROUP LTD.


                           Dated as of August 1, 2002


================================================================================

                                TABLE OF CONTENTS

ARTICLE I  DEFINITIONS .................................................................   2

     Section 1.1  Definitions ..........................................................   2

ARTICLE II  TENDER OF SHARES ...........................................................   2

     Section 2.1  Tender of Shares .....................................................   2

ARTICLE III  VOTING AND PROXY ..........................................................   2

     Section 3.1  Agreement to Vote the Subject Shares .................................   2
     Section 3.2  Grant of Proxy .......................................................   3
     Section 3.3  Nature of Proxy ......................................................   3

ARTICLE IV  PURCHASE OPTION ............................................................   4

     Section 4.1  Option Grant .........................................................   4
     Section 4.2  Adjustment upon Changes in Capitalization or Merger ..................   4
     Section 4.3  Exercise of Option ...................................................   5
     Section 4.4  Definitions ..........................................................   6
     Section 4.5  Termination of Option ................................................   6

ARTICLE V  COVENANTS ...................................................................   6

     Section 5.1  Generally ............................................................   6
     Section 5.2  No Solicitation of Other Offers ......................................   7

ARTICLE VI  REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS .............................   8

     Section 6.1  Due Organization, etc ................................................   8
     Section 6.2  Ownership of Shares ..................................................   8
     Section 6.3  No Conflicts .........................................................   8
     Section 6.4  No Finder's Fees .....................................................   9
     Section 6.5  No Encumbrances ......................................................   9
     Section 6.6  Reliance by Parent ...................................................   9

ARTICLE VII  REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB ..........................   9

     Section 7.1  Due Organization, etc ................................................   9
     Section 7.2  No Conflicts .........................................................  10
     Section 7.3  Investment Intent ....................................................  10

                                      (i)

ARTICLE VIII  MISCELLANEOUS ............................................................  10

     Section 8.1  Stockholder Capacity .................................................  10
     Section 8.2  Publication ..........................................................  11
     Section 8.3  Further Actions ......................................................  11
     Section 8.4  Entire Agreement .....................................................  11
     Section 8.5  Binding Effect; Benefit; Assignment ..................................  11
     Section 8.6  Amendments, Waivers, etc .............................................  11
     Section 8.7  Notices ..............................................................  11
     Section 8.8  Specific Enforcement .................................................  12
     Section 8.9  Remedies Cumulative ..................................................  13
     Section 8.10  No Waiver ...........................................................  13
     Section 8.11  Applicable Law ......................................................  13
     Section 8.12  Headings ............................................................  13
     Section 8.13  Counterparts ........................................................  14
     Section 8.14  Termination .........................................................  14
     Section 8.15  Affiliates ..........................................................  14
     Section 8.16  Severability ........................................................  14
     Section 8.17  Interpretation ......................................................  14
     Section 8.18  Expenses ............................................................  15
     Section 8.19  Acknowledgement .....................................................  15
     Section 8.20  Certain Definitions .................................................  15

                                      (ii)

                           TENDER AND OPTION AGREEMENT

                                       AND

                                IRREVOCABLE PROXY

                  TENDER AND OPTION AGREEMENT AND IRREVOCABLE PROXY (this "Agreement") dated as of August 1, 2002, by and among FOUR SEASONS HEALTH CARE LIMITED, a private limited company organized under the laws of England and Wales ("Parent"), DELTA I ACQUISITION, INC., a corporation organized under the laws of Delaware and an indirect wholly owned subsidiary of Parent ("Sub"), Omega Worldwide, Inc., a corporation organized under the laws of Maryland (the "Company"), and Ashbourne Consolidated Group Ltd. (the "Stockholder").

                              W I T N E S S E T H:
                              - - - - - - - - - -

                  WHEREAS, Parent, Sub and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"), pursuant to which Sub is to make a tender offer to purchase, subject to the terms and conditions of the Merger Agreement, any and all of the Shares of the Company and thereafter be merged with the Company (the "Merger");

                  WHEREAS, as of the date hereof, the Stockholder beneficially owns (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) and the Stockholder is entitled to dispose of and to vote the number of Shares set forth on Exhibit A hereto, as such shares may be adjusted by stock dividend, stock split, recapitalization, combination, merger (other than the Merger), consolidation, reorganization or other change in the capital structure of the Company affecting the Shares (such shares, together with any other shares the beneficial ownership of which is acquired by the Stockholder during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms, are collectively referred to herein as the Stockholder's "Subject Shares"); and

                  WHEREAS, as a condition to the willingness of Parent and Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, Parent has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement;

                  NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     Section 1.1 Definitions. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

                                   ARTICLE II

                                TENDER OF SHARES

     Section 2.1 Tender of Shares. The Stockholder hereby agrees to tender validly (and not to withdraw), or to cause to be tendered validly (and not withdrawn), pursuant to and in accordance with the terms of the Offer and Rule 14d-2 under the Exchange Act, all of the Stockholder's Subject Shares (other than Shares for which unexercised options are exercisable unless such options shall have been exercised) not later than (i) the fifth (5th) Business Day after commencement of the Offer and (ii) in the case of any Subject Shares acquired after the date hereof, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or otherwise, the next succeeding Business Day after acquisition thereof, and will cause the Stockholder's Subject Shares to remain validly tendered and not withdrawn until the Offer is terminated or has expired without Sub purchasing all Shares validly tendered in the Offer. Notwithstanding the provisions of the preceding sentence, in the event that any Subject Shares are for any reason withdrawn from the Offer or are not purchased pursuant to the Offer, such Subject Shares shall remain subject to the terms of this Agreement until the termination hereof. The parties hereby acknowledge and agree that the obligation of Sub to accept for payment and pay for Shares tendered into the Offer, including the Subject Shares, is subject to the conditions set forth in Annex A to the Merger Agreement. The obligations of the Stockholder hereunder are conditioned on the Merger Agreement not being amended to decrease the Offer Price or in any manner that materially delays or adversely affects the ability of the Company, Parent or Sub to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

                                  ARTICLE III

                               VOTING AND PROXY

     Section 3.1 Agreement to Vote the Subject Shares. The Stockholder, in its capacity as such, hereby agrees that during the period commencing on the date hereof and continuing until the termination of this Agreement (such period, the "Voting Period"), at any meeting (or any adjournment or postponement thereof) of the holders of any class or classes of the capital stock of the Company, however called, or in connection with any written consent of the holders of any class or classes of the capital stock of the Company, the Stockholder shall vote

(or cause to be voted) the Subject Shares (x) in favor of the Merger and the approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof, (y) against any action, transaction or agreement that the Stockholder knows would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries under the Merger Agreement or of the Stockholder under this Agreement and (z) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement, including the PHFL Offer and the sale of the Company's equity interests in PHFT): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries and any Acquisition Proposal; (ii) a sale, lease or transfer of all or substantially all of the assets of the Company or any of its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its Subsidiaries (each of the actions in (i) or (ii), a "Business Combination"); and
(iii) (A) any change in the Persons who constitute the board of directors of the Company; (B) any change in the present capitalization of the Company or any amendment of the Company's Articles of Amendment and Restatement or Bylaws; (C) any other material change in the Company's corporate structure or business; or
(D) any other action involving the Company or any of its Subsidiaries that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the transactions contemplated by this Agreement or the Merger Agreement. The Stockholder hereby agrees that the Stockholder shall not, and shall cause its Affiliates not to, enter into any agreement, letter of intent, agreement in principle or understanding with any Person that violates or conflicts with, or could reasonably be expected to violate or conflict with, the provisions and agreements contained in this Agreement or the Merger Agreement.

     Section 3.2 Grant of Proxy. The Stockholder hereby appoints Parent, Sub and any designee of Parent or Sub, and each of them individually, the Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Stockholder's Subject Shares in accordance with Section 3.1. This proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder affirms that this proxy is coupled with an interest and shall be irrevocable. Each Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

     Section 3.3 Nature of Proxy. The proxy and power of attorney granted pursuant to Section 3.2 by the Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke all prior proxies granted by the Stockholder. The Stockholder agrees that it will not grant any proxy to any Person that conflicts with the proxy granted by the Stockholder pursuant to
Section 3.2, and any attempt to do so shall be void and of no force and effect. The power of attorney granted herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder.

                                   ARTICLE IV

                                 PURCHASE OPTION

     Section 4.1 Option Grant. The Stockholder hereby severally grants to each of Parent and Sub an irrevocable option (each such option, a "Stock Option") to purchase, at any time after the occurrence of a Triggering Event (as defined below) but prior to the termination of the Stock Option pursuant to Section 4.5, all but not less than all of the Stockholder's Subject Shares at a purchase price (the "Exercise Price") per Share equal to the Offer Price. A Stock Option shall not be exercisable (i) unless all waiting periods under any Antitrust Laws required for the purchase of such Shares pursuant to such Stock Option shall have expired or been waived, (ii) if there shall then be in effect any preliminary injunction or other non-final order issued by any Governmental Entity prohibiting the exercise of any Stock Option, (iii) unless Parent has exercised its rights to purchase shares pursuant to the terms of the Other Tender Agreements as in effect on the date hereof and (iv) unless an Affiliate of Parent has purchased the ordinary shares of PHFL and the warrants to purchase ordinary shares of PHFL held by Stockholder pursuant to the PHFL Offer or, in the event the PHFL Offer has terminated, Parent has irrevocably committed to offer to purchase such shares and warrants on the terms set forth in the PHFL Offer as soon as practicable, subject to compliance with applicable laws and the Articles of Association of PHFL. The Stockholder shall promptly notify Parent and Sub in writing in the event that it obtains current actual knowledge (without any duty of inquiry or investigation) of the occurrence of any Triggering Event, it being understood that the giving of such notice is not a condition to the right of Parent to exercise the Stock Option.

     Section 4.2 Adjustment upon Changes in Capitalization or Merger. (a) In the event of any change in the outstanding number of Shares by reason of a stock dividend, stock split, reverse stock split, split-up, merger, consolidation, recapitalization, combination, conversion, exchange of shares, extraordinary or liquidating dividend or similar transaction that would affect Parent's or Sub's rights hereunder, the type and number of shares or securities purchasable upon the exercise of the Stock Option and the Exercise Price shall be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, as shall fully preserve the economic benefits provided hereunder to Parent and Sub and the full satisfaction of the Stockholder's obligations hereunder.

     (b) Without limiting the foregoing, whenever the number of Shares purchasable upon exercise of the Stock Option is adjusted as provided in this
Section 4.2, the Exercise Price shall be adjusted by multiplying the Exercise Price by a fraction, the numerator of which is equal to the number of Subject Shares purchasable prior to the adjustment and the denominator of which is equal to the number of Subject Shares purchasable after the adjustment.

     (c) Without limiting or altering the parties' rights and obligations under the Merger Agreement, in the event that the Company enters into an agreement (i) to consolidate with or merge into any Person, other than Parent or one of its Subsidiaries, and the Company will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any Person, other than Parent or one of its Subsidiaries, to consolidate with or merge into the Company and the Company will be the continuing or surviving corporation, but in connection with such consolidation or merger, the Shares outstanding immediately prior to the consummation of such consolidation or merger will be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or the Shares outstanding immediately prior to the consummation of such consolidation or merger will, after such consolidation or merger, represent less than 50% of the outstanding voting securities of the merged company or (iii) to sell or otherwise transfer all or substantially all of its assets (other than the Company's equity interest in PHFT) to any Person, other than Parent or one of its Subsidiaries, then, and in each such case, the Company and, if Stockholder is a party thereto, Stockholder agrees that the agreement governing such transaction will make proper provision so that the Stock Option will, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Parent would have received in respect of Subject Shares had the Stock Option been exercised immediately prior to such consolidation, merger, sale or transfer or the record date therefor, as applicable, and shall make any other necessary adjustments. The Company and the Stockholder to the extent, if any, that it is able to do so, shall take such steps in connection with such consolidation, merger, sale or transfer as may be reasonably necessary to assure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable upon exercise of the Stock Option.

     Section 4.3 Exercise of Option. In the event that a Triggering Event has occurred, the Stock Option has not terminated and Parent or Sub wishes to exercise any Stock Option, it shall send a written notice (the "Notice") to the Stockholder specifying (i) the number of Subject Shares for which the Stock Option is being exercised (which must constitute all of the Subject Shares held by Stockholder) and (ii) a date (not less than two (2) Business Days and not later than ten (10) Business Days after the date of such Notice) for the closing (the "Option Closing") of the purchase of the Stockholder's Subject Shares. The Option Closing shall take place at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York. At any Option Closing, Parent or Sub will deliver to the Stockholder, by wire transfer of immediately available funds to the account designated by the Stockholder to Parent or Sub prior to the Option Closing, the Exercise Price payable in respect of the Subject Shares to be purchased from the Stockholder at the Option Closing, and the Stockholder will deliver to Parent or Sub such Subject Shares, free and clear of all Liens, with any and all certificates evidencing such Subject Shares, if any, being duly endorsed for transfer by the Stockholder and accompanied by all powers of attorney and/or other instruments reasonably necessary to convey valid and unencumbered title thereto to Parent or Sub. The Company will pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 4.3 in the name of Parent or its designee.

     Section 4.4 Definitions. (a) "Triggering Event" shall mean any one of the following:

     (i) the Merger Agreement is terminated under Section 8.1 and as a result of such termination Parent may be entitled to receive termination fees under
Section 9.1(b) of the Merger Agreement (regardless of whether such fees are then actually payable); or

     (ii) Stockholder fails to validly tender and not withdraw the Subject Shares as required by Section 2.1 hereof regardless of whether the Offer is consummated or expires.

     Section 4.5 Termination of Option. The Stock Option will terminate upon the earliest of (v) the issuance of any non-appealable permanent injunction or other final order issued by any Governmental Entity prohibiting the exercise of the Stock Option, (w) the Effective Time, (x) termination of the Merger Agreement
(I) pursuant to Section 8.1(a) thereof, (II) by the Company pursuant to Section 8.1(b)(i), Section 8.1(c)(ii) or Section 8.1(c)(iii)(x) thereof, (III) by the Company pursuant to Section 8.1(b)(ii) or Section 8.1(c)(iii)(y), other than, in each case, upon or during the continuance of an event which would become a Triggering Event if the Merger Agreement was terminated or (III) by Parent, other than upon or during the continuance of a Triggering Event, (y) seven (7) days following any termination of the Merger Agreement upon or during the continuance of a Triggering Event (or if, at the expiration of such seven (7) day period, the Stock Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation (other than those judgments and final orders described in clause (w) above) or by reason of the failure of any waiting period under any Antitrust Laws applicable to the purchase of the Subject Shares pursuant to the Stock Option to have expired or been waived provided that Parent has not unreasonably delayed any filing required by such Antitrust Laws, seven
(7) Business Days after such impediment to exercise has been removed or has become final and not subject to appeal) and (z) December 31, 2002.

                                    ARTICLE V

                                    COVENANTS

     Section 5.1 Generally. The Stockholder agrees that, except for tendering the Subject Shares in accordance with Section 3.1 and for the granting of the proxy and power of attorney pursuant to Section 3.2, the Stockholder shall not and shall cause its Affiliates not to (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, or consent to, the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Stockholder's Subject Shares, (ii) except with respect to matters not covered by this Agreement or the Merger Agreement, grant any proxies or powers of attorney in respect of the Subject Shares, deposit any of the Stockholder's Subject Shares into a voting trust or enter into a voting agreement with respect to any of the Stockholder's Subject Shares and (iii) take any action that would have the effect of preventing or disabling (A) the Stockholder from performing its obligations under this Agreement or (B) Parent, Sub or their designees from exercising their rights under Section 3.2.

     Section 5.2 No Solicitation of Other Offers. Each Stockholder shall, and shall take all actions reasonably necessary to cause its Affiliates and each of its and their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents (to the extent such agents are acting on the Stockholder's behalf) immediately to, cease any discussions or negotiations with any other Person or Persons that may be ongoing with respect to any Acquisition Proposal. No Stockholder shall take, and shall not authorize or permit its Affiliates and its and their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents (to the extent such agents are acting on the Stockholder's behalf) not to take, any action (i) to encourage, solicit, initiate or facilitate, directly or indirectly, the making or submission of any Acquisition Proposal (including, without limitation, by taking any action that would make the Rights Agreement inapplicable to an Acquisition Proposal), (ii) to enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal, or to agree to approve or endorse any Acquisition Proposal or enter into any agreement, arrangement or understanding that would require the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, (iii) to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any Person (other than Parent or Sub) in connection with any Acquisition Proposal, (iv) to facilitate or further in any other manner any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (v) to grant any waiver or release under any standstill, confidentiality or similar agreement entered into by the Company or any of its Affiliates or representatives regarding or in connection with an Acquisition Proposal. Without limiting the foregoing, Parent, Sub, the Company and the Stockholder agree that any violation of the restrictions set forth in this Section 5.2 by any Person who is an officer, director, employee or wholly owned subsidiary of Stockholder, or any, representative, consultant, investment banker, attorney, accountant or other agent of the Stockholder or any of its wholly owned subsidiaries, (to the extent such Persons are acting on the Stockholder's behalf) and has been informed by the Stockholder, or otherwise made aware or had knowledge, of its obligations hereunder shall constitute a breach by the Stockholder of this
Section 5.2; provided, however, that if the Stockholder is aware that any such Person is in violation of the restrictions contained in this Section 5.2, the Stockholder shall be in breach of this Section 5.2 if such agent does not refrain from such action. The Stockholder shall enforce, to the fullest extent permitted under applicable law, the provisions of any standstill, confidentiality or similar agreement entered into by the Stockholder or any of its Affiliates or representatives including, but not limited to, where necessary, seeking to obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

                                   ARTICLE VI

                 REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

     The Stockholder hereby represents and warrants to Parent and Sub as follows:

     Section 6.1 Due Organization, etc. The Stockholder (if it is a company or partnership) is duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization. The Stockholder (i) if it is a company or partnership, has the requisite power and authority and/or (ii) if it is an individual, has the capacity, in each case to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Stockholder (if it is a company or partnership) have been duly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and, assuming that this Agreement constitutes a valid and binding obligation of Parent and Sub, constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

     Section 6.2 Ownership of Shares. The Stockholder owns, of record and beneficially, the number of Shares set forth on Exhibit A hereto and such number represents all the Shares beneficially owned by the Stockholder. The Stockholder has sole voting power and sole power of disposition, in each case with respect to all of the Shares set forth on Exhibit A hereto, with no limitations, qualifications or restrictions on such rights, subject only to applicable securities laws and the terms of this Agreement. Except as set forth on Exhibit A, the Stockholder does not own, of record or beneficially, any options, warrants, rights, subscriptions, agreements, proxies, obligations, convertible or exchangeable securities, or other commitments or claims of any character, contingent or otherwise, relating to shares of capital stock of the Company or any of its Subsidiaries.

     Section 6.3 No Conflicts. (i) Except for compliance with Antitrust Laws and applicable securities laws, including the Exchange Act, no filing with any Governmental Entity, no Permit and no authorization, consent or approval of any Governmental Entity or other Person is necessary for the execution of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of any organizational documents applicable to the Stockholder, (B) result in, or give rise to, a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's Subject Shares may be bound or (C) assuming compliance with Antitrust Laws, violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Stockholder, the Subject Shares or any of the Stockholder's other properties or assets.

     Section 6.4 No Finder's Fees. Except as disclosed pursuant to the Merger Agreement, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or, to the Stockholder's knowledge, on behalf of the Stockholder.

     Section 6.5 No Encumbrances. The Stockholder's Subject Shares and the certificates representing the Stockholder's Subject Shares are now, and at all times during the term hereof will be, held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all Liens except for any such encumbrances or proxies arising hereunder. The transfer by the Stockholder of the Stockholder's Subject Shares to Sub pursuant to this Agreement shall pass to and unconditionally vest in Sub good and valid title to all of the Stockholder's Shares, free and clear of all claims, Liens, restrictions, limitations and encumbrances whatsoever, other than any such encumbrances created by Sub and any restrictions that may arise by virtue of state securities laws.

     Section 6.6 Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Stockholder.

                                   ARTICLE VII

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub hereby jointly and severally represent and warrant to each Stockholder as follows:

     Section 7.1 Due Organization, etc. Each of Parent and Sub is a company duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization. Each of Parent and Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Sub have been duly authorized by all necessary action on the part of Parent and Sub. This Agreement has been duly executed and delivered by Parent and Sub and, assuming its due authorization, execution and delivery by each Stockholder constitutes a valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

     Section 7.2 No Conflicts. (i) Except for compliance with Antitrust Laws, no filing with any Governmental Entity, no Permit and no authorization, consent or approval of any Governmental Entity or other Person is necessary for the execution of this Agreement by Parent or Sub and the consummation by Parent and Sub of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by Parent or Sub, the consummation by Parent or Sub of the transactions contemplated hereby or compliance by Parent or Sub with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of Parent or Sub, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Parent or Sub is a party or by which Parent or Sub or any of their respective properties or assets may be bound or (C) assuming compliance with Antitrust Laws, violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Parent or Sub or any of their respective properties or assets.

     Section 7.3 Investment Intent. The purchase of the Subject Shares from the Stockholder pursuant to this Agreement is for the account of Parent or Sub for the purpose of investment and not with a view to or for sale in connection with any distribution thereof in violation of any applicable provisions of the Securities Act.

                                   ARTICLE VII

                                  MISCELLANEOUS

     Section 8.1 Stockholder Capacity. No Stockholder executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder executes this Agreement solely in his or her capacity as the record holder or beneficial owner (or Affiliate of such record holder or beneficial owner) of the Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by a Stockholder or any officer, director, partner or Affiliate of the Stockholder in his, her or its capacity as an officer or director of the Company.

     Section 8.2 Publication. Each Stockholder hereby permits Parent and Sub to publish and disclose in the Offer Documents and, if approval of the Stockholders of the Company is required under applicable law, in the Proxy Statement (including all documents and schedules filed with the Commission) its identity and ownership of Shares and the nature of its commitments, arrangements, and understandings pursuant to this Agreement.

     Section 8.3 Further Actions. Each of the parties hereto agrees that it will use its commercially reasonable efforts to do all things reasonably necessary to convey Subject Shares pursuant to the Stock Option in accordance with this Agreement.

     Section 8.4 Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto.

     Section 8.5 Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, except by will or by the laws of descent and distribution, without the prior written consent of each of the other parties, except that each of Parent and Sub may assign and transfer its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent. Nothing in this Agreement, expressed or implied, is intended to confer on any Person, other than the parties hereto, any rights or remedies.

     Section 8.6 Amendments, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the relevant parties hereto.

     Section 8.7 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person or mailed, certified or registered mail with postage prepaid, or sent by facsimile (upon confirmation of receipt), as follows:

               (i) If to the Stockholder, at the address set forth on Exhibit A;
                                                                      ---------

                   with a copy (which shall not constitute notice) to:

                   Omega Worldwide, Inc.
                   900 Victors Way, Suite 345
                   Ann Arbor, Michigan  48108
                   Attention: President

                   and with a copy (which shall not constitute notice) to:

                   Mayer, Brown, Rowe & Maw
                   190 South LaSalle Street
                   Chicago, IL 60603-3441
                   Fax: 312-701-7711
                   Attention: Edward J. Schneidman, Esq.

              (ii) If to Parent or Sub, to it at:

                   Four Seasons Health Care Limited
                   Emerson Court, Alderley Road
                   Wilmslow, Cheshire SK9 1NX
                   Fax: 011-01625-417801
                   Attention: Graeme Willis

                   with a copy (which shall not constitute notice) to:

                   White & Case LLP
                   1155 Avenue of the Americas
                   New York, New York  10036
                   Attention:   Timothy B. Goodell, Esq.
                   Fax:  212-354-8113

or to such other Person or address as any party shall specify by notice in writing to each of the other parties. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery, except for a notice of a change of address, which shall be effective only upon receipt thereof.

     Section 8.8 Specific Enforcement. The parties agree that irreparable damage
                 --------------------
would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

     Section 8.9 Remedies Cumulative. All rights, powers and remedies provided
                 -------------------
under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     Section 8.10 No Waiver. The failure of any party hereto to exercise any
                  ---------
right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     Section 8.11 Applicable Law. THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN
                  --------------
THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF. THE COMPETENT STATE OR FEDERAL COURTS LOCATED WITHIN THE STATE OF DELAWARE WILL HAVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY, AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY'S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR
(III) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HEREBY AGREE THAT DELIVERY OR SENDING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 8.7, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 8.12 Headings. The descriptive headings of this Agreement are
                  --------
inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 8.13 Counterparts. This Agreement may be executed in several
                  ------------
counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

     Section 8.14 Termination. Subject to the last sentence of this Section
                  -----------
8.14, this Agreement shall terminate, and none of Parent, Sub or any Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of (a) the Effective Time, (b) termination of the Merger Agreement (I) pursuant to Section 8.1(a) thereof, (II) by the Company pursuant to Section 8.1(b)(i), Section 8.1(b)(ii),
Section 8.1(c)(ii) or Section 8.1(c)(iii) thereof or (III) by Parent, in each case in accordance with its terms, (c) the date on which the Stockholder's Subject Shares are accepted for payment pursuant to the Offer or purchased pursuant to the Stock Option or (d) December 31, 2002; provided, however, that no termination under this Section 8.14 shall relieve any party of liability for breach of this Agreement. Notwithstanding the foregoing, Article IV of this Agreement shall survive in accordance with its terms, this Section 8.14 shall survive until the termination of Article IV of this Agreement and Sections 8.7 through 8.17 shall survive the termination of this Agreement.

     Section 8.15 Affiliates. As used in this Agreement, an "Affiliate" of any
                  ----------
Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person and, if such Person is an individual, any member of the immediate family of such Person (including parents, spouse, children and siblings) of such individual and any trust whose principal beneficiary or trustee is such individual or one or more members of such immediate family and any Person who is controlled by any such member or trust; provided, that, for the purposes of this definition, "control" (including with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities or partnership interests, by contract or otherwise.

     Section 8.16 Severability. If any term, provision, covenant or restriction
                  ------------
contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable term, provision, covenant or restriction or any portion thereof had never been contained herein.

     Section 8.17 Interpretation. When a reference is made in this Agreement to
                  --------------
a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     Section 8.18 Expenses. All fees, costs and expenses incurred in connection
                  --------
with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

     Section 8.19 Acknowledgement. The Stockholder hereby acknowledges that,
                  ---------------
except as set forth in Section 4.10(b) of the Company Disclosure Letter or on Exhibit A attached hereto, there exists no employment, consulting, severance, indemnification agreements or deferred compensation agreements between the Company or any of its Subsidiaries and the Stockholder or any other agreement that would give the Stockholder the right (whether or not subject to any condition or contingency and whether currently or in the future) to receive any payment from the Company or any of its Subsidiaries (including in each case, for the avoidance of doubt, PHFT and PHFL and its Subsidiaries). For the avoidance of doubt, nothing in this Section 8.19 shall prohibit the Stockholder who is or was an officer or director of the Company or any of its Subsidiaries from claiming, to the extent otherwise lawfully entitled to do so, under any directors and officers insurance policy of the Company or any of its Subsidiaries or for indemnification under rights granted by agreement, statute or other law or regulation.

     Section 8.20 Certain Definitions. For purposes of this Agreement, the term
                  -------------------
"Other Tender Agreements" shall mean each of the Tender and Option Agreements, dated as of the date hereof, among the Company, Parent, Sub and each of Essel Bailey, Todd Robinson, Ashbourne and Omega Healthcare, Inc.

                                      * * *

     IN WITNESS WHEREOF, Parent, Sub, the Company and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                    FOUR SEASONS HEALTH CARE LIMITED


                    By
                      -----------------------------------------------

                      Name:

                      Title:


                    DELTA I ACQUISITION, INC.


                    By
                      -----------------------------------------------

                      Name:

                      Title:


                    OMEGA WORLDWIDE, INC.

                    By
                      -----------------------------------------------

                      Name:

                      Title:


                    ASHBOURNE CONSOLIDATED GROUP LTD.

                    By /s/ Kent Phippen
                       ----------------------------------------------
                       Kent Phippen, Director

                                    EXHIBIT A

                        [To be completed by Stockholder]

                  Name and Address:  Ashbourne Consolidated Group Ltd.
                                     79 High Street
                                     Eton, Slough
                                     United Kingdom  SL4 6AF

                  Shares owned directly:  1,074,412

                  Shares owned jointly or through a trust:  n/a

                  Other securities owned:  n/a



                  If applicable, other Section 8.19 agreements: